One TSYS Way Post Office Box 1755 Columbus, GA 31902-1755 +1.706.649.2262 tel	James B. Lipham Senior Executive Vice President & Chief Financial Officer

May 22, 2014

Mr. Patrick Gilmore

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Total System Services, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed February 25, 2014
File No. 001-10254

Dear Mr. Gilmore:

This letter is written in response to your Letter of Comment dated May 8, 2014 with respect to TSYS’ Annual Report on Form 10-K for the year ended December 31, 2013. For your convenience the Staff’s comments have been incorporated verbatim below and the Company’s responses immediately follow each comment.

Form 10-K for the Fiscal Year Ended December 31, 2013

Exhibit 13.1

General

1.	On page 7, you indicate that you provide services in the Caribbean, Africa and the Middle East, regions that include Cuba, Sudan and Syria. Additionally, your website contains a hyperlink for Syria under a passage referring to your country-specific payment solutions and regional overview pages. Cuba, Sudan and Syria are designated by the Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Cuba, Sudan and Syria, if any, whether through subsidiaries, affiliates, distributors, partners, customers or other direct or indirect arrangements. Your response should describe any services, products, information or technology you have provided to Cuba, Sudan or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by their governments.

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Mr. Patrick Gilmore

May 22, 2014

TSYS has no past, current, or anticipated contacts with Cuba, Sudan or Syria directly or through its subsidiaries or affiliates. In addition, TSYS has not provided any services, products, information or technology to Cuba, Sudan or Syria and has no agreements, commercial arrangements, or other contacts with the governments of those countries or entities controlled by their governments.

TSYS does provide credit card authorization and processing services to non-US credit card issuers which are not subject to US economic sanctions and export controls whose cardholders may use their credit cards in these countries. However, consistent with prior payment card network discussions with the Office of Foreign Asset Control (OFAC), such transactions cannot involve any U.S. financial institutions or U.S. cardholders. Also, such transactions do not involve any contact of any kind by TSYS, its subsidiaries or affiliates with any entities or individuals within these countries.

The number of credit card transactions which TSYS processes for non-US based card issuers which may originate in countries subject to US economic sanctions and export controls is infinitely small compared to the aggregate number of transactions processed by TSYS, and present no material risk for TSYS’ security holders or to TSYS’ reputation.

Although there was a hyperlink for Syria within the Global Services section of TSYS’ website, the actual information was a general Middle East overview that did not contain Syria-specific information. TSYS has removed the hyperlink for, and any reference to, Syria from our Middle East country list.

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Mr. Patrick Gilmore

May 22, 2014

2.	Please discuss the materiality of any contacts with Cuba, Sudan and Syria described in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Sudan and Syria.

Not applicable, please see response to Question 1.

Financial Review

Non-GAAP Financial Measures, page 22

3.	We note your measure “adjusted cash earnings per share” on page 23. We further note you state that you believe the use of this measure provides investors with the same key financial performance indicator that is utilized by management to assess the company’s operating results. However, it is unclear to us how you use this measure, what purpose the “cash earnings” line serves, whether that title may be misleading, and what “adjusted cash earnings” represents. Please make these clarifications for us and tell us why you believe this measure provides useful information to investors regarding your financial condition and results of operations. Also tell us your consideration of clarifying your disclosures in future filings and include a draft of the proposed revisions in your response. We refer you to Item 10(e) of Regulation S-K.

As part of its long-term strategic plan for growth, TSYS acquired several businesses over the last few years. With its latest acquisition of NetSpend Holdings, Inc., TSYS’ acquisition intangible amortization expense significantly increased. The Company decided to use the non-GAAP financial measure of “adjusted cash earnings per share” after reviewing disclosures by our peers in the industry. Adjusted cash earnings per share is used to supplement our GAAP financial results in order to provide a better understanding of our past financial performance and projected future results to our investors.

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Mr. Patrick Gilmore

May 22, 2014

Management uses this measure to compare forecasted and current year operating results to historical operating performance. This measure eliminates the impact of increases or decreases in operating performance associated with acquisition intangible amortization and share-based compensation. This non-GAAP financial measure is one of the primary tools used by management and our Board of Directors when assessing Company performance, and therefore we feel that it is appropriate to disclose it to our investors.

The line cash earnings adjusts net income for acquisition intangible amortization expense and share-based payment expense, net of income taxes. Also used by our peers, the measure allows investors to compare TSYS’ results to others within the industry.

Adjusted cash earnings represents cash earnings adjusted for one-time acquisition expenses. Due to one-time expenses associated with the acquisition of NetSpend, TSYS believes it is appropriate to isolate these expenses from its non-GAAP performance measure of cash earnings to give investors a better understanding of TSYS’ fundamental performance without this nonrecurring item.

In TSYS’ experience, investors clearly understand that adjusted cash earnings per share is used exclusively as a performance measure in our industry. This measure is consistently used by investors as a primary performance benchmark, and is not confused as either a cash flow or liquidity measure. It is used as a supplemental performance measure.

As we believe the Staff is aware, performance measures with the word “cash” in their title are currently in use by a number of our peers. As such, “cash” performance measures have become a standard for comparison of operating performance, as indicated by analyst research reports for our industry.

Although we acknowledge that the Staff is only reviewing our filing and not those of others in our industry, we believe that the widespread adoption of cash performance measures demonstrates that investors are not confused by the use of these measures.

Consequently, we are very confident that investors fully appreciate that cash earnings per share is a performance measure and has never been used to assess the cash flow or liquidity of our operations.

However, to avoid any confusion that the non-GAAP measure represents anything other than a performance measure, TSYS will, in future filings use the terms “adjusted earnings” and “adjusted earnings per share” instead of “cash earnings” and “adjusted cash earnings per share.”

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Mr. Patrick Gilmore

May 22, 2014

TSYS acknowledges that:

•	TSYS is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	TSYS may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or wish to discuss any of our responses, please contact me at 706-649-2262.

Sincerely,

/s/ James B. Lipham
James B. Lipham Senior Executive Vice President and Chief Financial Officer

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